EASY ENERGY - 49 HA'AROSHET ST, P.O. BOX 6409, KARMIEL 20100, ISRAEL
                      TEL: 972-49888314, FAX: 972-49983573

                                                               December 14, 2007

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549-7010
Attention: Jay Mumford

Re: Easy Energy, Inc.
    Registration Statement on Form SB-2
    Filed December 5, 2007
    File No. 333-146895

Dear Mr. Mumford,

     The Company hereby requests acceleration of the effective date of the pending registration statement to 10:00 am EST, December 17, 2007, or as soon as practicable thereafter. As part of this request acknowledges the following:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective pursuant to this request, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

     * the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you need any additional information for purposes of this request, please contact the Company's counsel, Conrad Nest at Clark, Wilson in Vancouver 604-891-7754

                                          Very truly yours,

                                          Easy Energy Inc.

                                          /s/ Guy Ofir
                                          ----------------------------------
                                          Guy Ofir - President & Director